Exhibit 2

FOR IMMEDIATE RELEASE	02 April 2013

WPP plc (“WPP”)

Voting rights on 28 March 2013

WPP confirms that its capital consists of 1,266,099,007 ordinary shares with voting rights.

WPP holds 1,386,145 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,264,712,862 shares.

The figure of 1,264,712,862 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP

+44 (0)207 408 2204